INVEST IN **RENEWABLOX**

88 Acres of Solar Power & 72 acres of Solar & Bitcoin Mining in Illinois, USA


RenewaBlox

renewablox.com Delaware OH

LEAD INVESTOR



Jim Menard

As an experienced professional in land acquisition and development, I'm thrilled to align myself with RenewaBlox, a company that has affiliated itself well with the renewable energy revolution. RenewaBlox's unique blend of community solar projects and solar-powered Bitcoin mining resonates with me through their land acquisition and entitlement approach that creates a strong value-add environment, maximizing their opportunities. This isn't just about generating energy; it's about innovating and maximizing financial opportunities in a burgeoning digital economy. RenewaBlox's dual-focus strategy is providing nearby communities access to renewable energy through Community Solar projects and strategically incorporating Bitcoin mining to maximize the energy generation and usage of the land. RenewaBlox is committed to a future where sustainability and profitability go hand in hand. I am excited to be a part of RenewaBlox's investor base and to have the opportunity to engage with them in their endeavors.

Invested $5,000 this round & $4,000 previously

Featured Investors



Jim Menard

Syndicate Lead

Jim Menard, President of Dwell Homes, Inc.

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As an experienced professional in land acquisition and development, I'm thrilled to align myself with RenewaBlox, a company that has affiliated itself well with the renewable energy revolution. RenewaBlox's unique blend of community solar projects and solar-powered Bitcoin mining resonates with me through their land acquisition and entitlement approach that creates a strong value-add environment, maximizing their opportunities. This isn't just about generating energy; it's about innovating and maximizing financial opportunities in a burgeoning digital

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Invested $5,000 this round & $4,000 previously

Highlights

1. Land: 160 acres of land secured by option for development in Illinois.

2. Initial funding: Development budget of $220,000 via experienced Joint Venture (JV) partners agreed

3. Low Risk: Unique, diversified revenue model with solar income guaranteed at US Federal & State level

4. Proven in solar: team has 14 year track record in delivering over $500m of other solar projects

5. Proven in Bitcoin Mining: Combined 12 years experience of designing & managing mining projects

6. We're already on the journey! Over a year of extensive development work means we're ready to go!

7. Crystal clear roadmap: Precise, milestone driven plan from start to finish

8. Future proof: Join us as we "rinse & repeat" with exciting new locations and projects.

Our Team



Callum Wheeler Chief Executive Officer (CEO)

5 years' experience in Bitcoin mining. Serial entrepreneur and innovator, pioneer of the prototype for a solar-powered iPad case in 2012. Passion & expertise for renewable energy projects and Bitcoin mining's potential to accelerate the energy transition



Jake Menard Chief Financial Officer (CFO)

4 years experience in custom residential construction & land development in Illinois. 5 years Bitcoin experience. Specializes in company & financial operations. Expertise in managing code compliance with governing jurisdictions.



Jason Deane Chief Operations Officer (COO)

Entrepreneur with 25+ years of experience building companies. 6+ years in Bitcoin mining, from hobbyist to large scale operations. Well known in the industry and "go to" expert for main stream media for macroeconomic and Bitcoin commentary.

Solar power is the future of energy. Bitcoin is the future of money. Now, you can own a part of both.

Renewablox has acquired 160 acres of farmland in Illinois to turn into a number of Community Solar sites and a Solar powered Bitcoin mining operation.

The company will follow a standard & well documented roadmap to generate significant revenues through the proven Community Solar projects and use its extensive in-house mining experience to deliver the Bitcoin mining solution.

In addition, Renewablox has designed a unique business model these proven technologies that not only enables more rapid development of new large scale solar projects, but could potentially create revenue streams for new operations from day one.

This crowdfund is a seed fund round to secure the delivery of the first one of the four 5MW Community Solar sites and the initial development of a larger 11MW site in preparation for Bitcoin Mining.



Our vision:
To be the gold standard for highly profitable and efficient turnkey solar solutions.
Our mission:
To help new solar operations generate profits from day one by providing the best "plug and play" solution on the market.
RenewaBlox

Generating power with solar isn't new, but the current drive to find locations and bring new operations online is happening at an unprecedented rate. The US government is also providing generous tax credits at state and federal level for solar operators for *at least* the next decade to secure sufficient renewable energy sources for the coming generation of Americans.

This has created the perfect environment for new operations to flourish, but, as always, there are a number of challenges can that prevent deployment of many would-be projects:



Issues faced by solar operators
Renewablox status
Significant initial investment required to secure large land parcels
Secured by option
Additional capital investment needed for permits and surveys
Secured by Joint Venture
Specialist skills needed to maximize revenues
In-house & Joint Venture
Interconnection report can be slow & yield unpredictable results
Risk reduced by research
Up to 5 year wait for grid connection
Mitigated by USP
RenewaBlox

These issues sometimes mean that projects in locations where the power is needed cannot proceed. It also means that these sorts of investments are not usually available to 'retail' investors due to the sheer scale of initial capital required.

But Renewablox is changing all of this with an exciting new project in Illinois

But Renewablox is changing all of this with an exciting new project in Illinois, USA!

The Power of Community Solar

After a year of extensive research, modelling and development, Renewablox's unique business model is ready to deploy and it will deploy in two distinct parts.

We've secured a ten year option on 160 acres of land in Illinois, with a view to developing a solar and Bitcoin mining solution over two phases and over five years.

We'll split the land into smaller tranches of approximately 22 acres each, known as CS1, CS2, CS3 and CS4, and a fifth tranche of 72 acres, known as POG1.

From our research, we already know that CS1, CS2, CS3 and CS4 can be developed into four separate community solar programmes of 5 MWs each. The "Community Solar" element is critical to our business plan as it is a special government classification that brings with it very significant tax credit and reward systems for their construction. Renewablox can benefit directly from these incentives and, by extension, so can its investors.

The idea behind Community Solar is to provide clean energy to people in the local community who would not normally have access to it. This could be for any number of reasons. For example, they might not have access to sufficient roof space, they may live in rented properties where there are restrictions or they simply don't have the knowledge, expertise or money to install it themselves.

This market is significant, with analysis from The National Renewable Energy Laboratory (NREL) (2022) revealing that almost half of US individuals & businesses are unable to host rooftop solar systems.

In fact, Community Solar is the fastest growing segment of the entire US solar industry, going from scattered pilot projects in 2007, to over 5 GW installed capacity by 2022 *(Source: Wood Mackenzie, 2023)*.

The Coalition for Community Solar Access (2023) is targeting 30 GW of installed capacity by 2030, which will give up to 10 million Americans the opportunity to access Community Solar. This is an enormous runway of growth that is left to be captured and Renewablox aims to capitalize on this incentive-driven system over the next few years.



Typical solar project layout

However, the same Community Solar regulations also state that the remaining 72 acres of land (that we call POG1) cannot also be allocated to additional Community projects and many solar developers find themselves in similar situations.

So instead, POG1 will be developed into a 'standard' (ie non-Community Solar) 11 MW operation that will also house a datacentre operation based around Bitcoin mining. The capital requirement of this operation (that is, solar panels, associated equipment and Bitcoin mining machines) will be funded separately in a future financing round.

Visually, the proposed land layout and build-out phases look like this:


Phase 1
CS 1
1x 5 MW Community Solar site to be developed immediately
Expected Gross Revenue: $5.9M
POG
1x 11 MW to be developed immediately for mining
• Series A funding
• Deployment
• Estimated net revenue (years 1-5) $12.6m
5 MW
5 MW
11 MW
5 MW
5 MW
CS 2
CS 3
CS 4
Phase 2
CS2, CS3, CS4
3x 5MW Community Solar sites totalling 15 MW
Second phase developed over 2 years from sub-division.
Expected Gross Revenue: $17.1M

Plan view of 160 acre plot

Phase one will begin immediately, even before fundraising completes, and will see the development of CS1 and the concurrent initial development of POG1.

Developments of this nature often take a significant time to deliver due to regulatory compliance and immovable procedural milestones. However, with direct access to expertise through our joint venture with an established energy advisory, we are able to reduce this timescale to the absolute minimum based on knowledge gained from many years of successful delivery on other projects.

CS1 has an expected development time of around 20-24 months before the final Notice to Proceed (NTP) is awarded and the first revenues arrive. During this time, the company will need to be funded to ensure successful delivery.

However, once CS1 is executed, its sale provide sufficient funding to develop *all* remaining phases as well as provide initial returns for investors.

It's important to note that it is unlikely that Renewablox will ever ultimately develop each CS phase into a physical solar operation itself.

Such is the nature of the market, the rewards come from completing the complex and time consuming development phase, similar to how land increases in value once a developer achieves planning permission.

Instead, each CS phase will almost certainly be purchased by an established developer as soon as they reach NTP stage. Based on extensive research from similar sites, we can forecast with reasonable confidence that the final sale value of each 5MW site will be approximately $5.5m to $6.0m, yielding approximately $23.8m in gross revenues over the next five years and a net pre-tax profit of approximately $22.8m.

This is a simple, proven and profitable revenue model which has already been successfully implemented multiple times across the USA. In other words, Renewablox could be profitable *just on the solar element of this project alone* by simply following the established blue print.

simply following the established blue print.

But how do we profitably develop the final tranche, known as POG1, to deliver even better returns for the community, environment and investors?

Well, that's where Renewablox's USP comes in.

Leveraging returns by combining proven technologies

POG1 will require additional funding, most likely through a Series A round. However, to be clear, investors of *this* seed round are also securing future ownership of that part of the project as it develops under the terms offered here.

POG1 is a critical part of the long term business proposal designed to solve a very unique problem that new solar farm operators who are not participating on other schemes (such as the Community Solar scheme) face: ***grid connection waiting times.***

When new operations come on line, they have to join a queue for connection to the grid. This is most often due to elements of the infrastructure having to be upgraded and waiting periods can run into many years, meaning that power is generated, but can't be efficiently used in the meantime. There are many such examples of this happening *right now* across the US and other countries.

Renewablox's solution is to create a semi-permanent datacentre using the existing technology of Bitcoin mining, an area of expertise of the core team. In other words, we'll use the power that would otherwise be sitting idle to actively generate additional revenues, literally on the site, while we wait for grid connection.

But what does that mean exactly?

'Mining" is the process by which the Bitcoin network is secured and, like solar energy production, it is also a global, multi-billion dollar industry. The latest 'Cryptocurrency Mining Market' research report released earlier in 2023 put the total market size at $4.229bn for 2022 and predicts a CAGR of 1.8%, reaching $4.7bn by 2028. Based on our collective experience, however, we believe these numbers are far too conservative!

Mining is carried out by banks of specialist computers, known as ASICs (Application Specific Integrated Circuits) which require an abundance of cheap power to operate profitably. Even better for our purposes, they can be located almost anywhere, including a fairly remote location, like a field.

These machines can be stacked and operated in dedicated self-contained shipping containers which have been converted by specialist companies for this purpose. The containers are physically placed on site in an allocated area, connected to the internet (often via satellite if no easy link is available) and operated using the 'free' power provided by the as yet unconnected site. This produces a 100% profit margin on all Bitcoin produced when the sun is shining.




blockchain

An example of a remote, semi-permanent Bitcoin mining operation

If applicable and profitable to do so, the model can be expanded further. It is relatively simple to draw power form the local grid in off-peak periods and night-time power, for example, is plentiful and often extremely cheap. This has a doubly beneficial impact for both Renewablox, as it makes the model even more profitable, and power producers, as it solves an excess energy problem.

The detailed business plan, included below, shows revenue and profit projections based on market conditions in October 2023.

Once the grid connection occurs, the equipment can either be moved to the next site or left in situ to continue to mine if the value of doing that exceeds the value of moving it. The solution, while simplified here for explanation, is extremely flexible and allows for real time decision making according to market conditions, thereby maximizing profits.

While both solar and Bitcoin mining technologies already exist and are thoroughly proven, the combination of the two, combined with government programs and carbon offset instruments such as the **Sustainable Bitcoin Certificates**, create a multiplier effect, further leveraging return on investment.

Financial projections are included in the detailed business plan, calculated as at October 2023. They show an additional revenue stream over five years of approximately $12.6m as shown below.

Data Centre Revenue Projections

Bitcoin mining	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue					
Avr Bitcoin price	$ 60,000	$ 102,500	$ 106,250	$ 167,500	$ 202,500
Bitcoin mined	₿ 48.27	₿ 43.44	₿ 41.03	₿ 24.14	₿ 19.32
Fiat revenue	$2,896,200	$4,452,600	$4,359,438	$4,013,275	$3,912,300
Expenses					
Power cost / kWh	$ 643,090	$ 659,168	$ 675,647	$ 692,538	$ 709,852
O&M	$ 464,745	$ 464,745	$ 464,745	$ 464,745	$ 464,745
Insurance	$ 260,000	$ 260,000	$ 260,000	$ 260,000	$ 260,000
Net Profit	**$1,528,365**	**$3,068,687**	**$2,959,046**	**$2,595,992**	**$2,477,703**

Net 5-year Income:
$12,629,793

Capital Expenditure:
$3,995,600

5-year ROI:
216%

Bitcoin mining projections as at October 2023 (market conditions change constantly and new forecasts are produced periodically). This image contains forward looking projections which are not guaranteed.

This brings the operation's total projected gross revenue to approximately $36.58 million over five years, split according to the terms of the joint venture.

Its important to note that a significant percentage of all Bitcoin mined will be retained by Renewablox for long term profitability, security and the possibility

of leveraging to raise further finance at a later stage.

Industry Experts at the Helm

While the processes are proven and the technologies being implemented are well developed, putting it all together efficiently and profitably requires significant time input and access to industry leading expertise. Renewablox either has these skills in-house or has secured them by partnership.

While the officers of Renewablox are well versed in solar energy and the industry that sits around it, it was clear that it would be far more efficient to join forces with a company who has a strong track record in this specific form of solar project delivery to reduce that learning curve and drive profitability earlier.

Therefore, Renewablox formed a joint venture with an established energy advisory company who have over 14 years' experience in similar solar project developments, including implementation management, financial feasibility analysis and ongoing asset management services. To date, over $500m of these projects have already been successfully delivered by this team.

Both companies will also be working closely with Optimize Infrastructure who have built the world's first API that models Solar, Storage & Bitcoin Mining solutions and will play a key part in liberating solar developers from interconnection constraints.

The Renewablox core team, consisting of Callum Wheeler, Jake Menard and Jason Deane, will draw on their combined Bitcoin mining experience of twelve years to design, finance and build the on-site mining solution.

Our combined skills, therefore, make a perfect partnership!


3-R-3-56
3-R-3-37


Renewablox COO, Jason Deane, inspecting his miners in Irkutsk, Siberia

In addition, Renewablox has also secured access to an initial budget of $220,000 needed to secure the CS1 development and Renewablox will be responsible for 50% of that outlay, payable within six months of the project starting.

We're already on the journey!

Over a year of groundwork has led us here, all personally financed to date by the officers of the company, so we definitely have skin in the game. The land and joint venture is secured and we're now ready to move ahead.

In fact, since Renewablox has secured a facility of $220,000 through partnership, the project is already underway, saving all interested parties - and investors - months in development time.

What does the future hold?

The future is exciting!

Even as we follow the specific, milestone driven plan to deliver this operation, we're already actively looking for new land and new opportunities for the future.

Because this is a simple, duplicable, model and we have a unique team of the required industry expertise and connections, we can simply duplicate the same concept over and over again for many, many years to come. In short, there will be other 'Illinois' projects to come.

In addition, once the first Bitcoin mining operation is in place, we can sell a turnkey solution to other, already established renewable energy operators, both in the US and elsewhere, who are facing long queue times and are looking to utilize their excess power to generate revenues while they wait.

While none of these revenue streams are projected as yet, we do know the market is sizeable, is currently unaddressed and has significant value waiting to be unlocked.

Want to come on the journey with us? Here's what to do next.

This crowdfund uses a well established investment vehicle known as a 'SAFE' (Simple Agreement for Future Equity) on a fixed capital valuation. It is also registered with the SEC and complies with all appropriate regulations that form part of that registration

part of that registration.

Setting it up this way also provides equality for all investors. In other words, this means that even if you only have $100 to invest in this exciting project, you'll still get the same terms as someone who invests $100,000.

That said, if you're an early investor, you can take advantage of a lower valuation cap and secure an even better deal for the future! Please note, however, that the early bird benefits are strictly limited and once the initial level is reached, they will not be available again.

But before you do anything at all, we strongly recommend doing the following:

- Read Wefunder's **comprehensive guide to SAFE**s
- Download and review the detailed business plan and pitch deck from the links below
- Understand the risks associated with the project
- Ask **any questions you like** directly. We'll answer them honestly and publicly.

Don't forget that all investment levels carry additional perks over the equity itself, so be sure to check out what you'll also receive in return for your investment.

Finally, if you're ready to secure a piece of this incredibly exciting future for yourself, simply click on the big red 'Invest' button to the right and follow the instructions.

We look forward to you joining us on this incredible journey!

Callum, Jake and Jason

Downloads

Business Plan Renewablox - working.pdf